T-Mobile US, Inc.

12920 SE 38th Street

Bellevue, Washington 98006

May 20, 2025

VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeff Kauten

Re:	T-Mobile US, Inc.

T-Mobile USA, Inc.

Registration Statement on Form S-4

File Nos. 333-287414 and 333-287414-57 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, T-Mobile US, Inc. (the “Company”), together with T-Mobile USA, Inc., its wholly-owned subsidiary, hereby requests that the effective date of the Registration Statement be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 9:00 a.m. Eastern Daylight Time on May 22, 2025 or as soon as practicable thereafter. The Company hereby authorizes David Lopez of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Lopez at (212) 225-2632 and that such effectiveness also be confirmed in writing.

Very truly yours,

T-Mobile US, Inc.

By:	/s/ Peter Osvaldik
	Name:	Peter Osvaldik
	Title:	Executive Vice President and Chief Financial Officer

cc:	David Lopez, Esq.

Cleary Gottlieb Steen & Hamilton LLP